SECURI 06005063 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Finance U.S. Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iakovos X. Tsounakis 212 656 9105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Iakovos X. Tsounakis~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Finance U.S. Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Chief Executive Officer~~
Title

2/24/06

Notary Public

Nancy J. Cohen
Notary Public-State of N.Y.
No 01C06134863
Qualified in New York City
My Commission Expires 10/11/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Alpha Finance US Corporation:

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation (the Company) (a wholly owned subsidiary of Alpha Bank AE) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2006

KPMG

ALPHA FINANCE US CORPORATION

(A Wholly Owned Subsidiary of Alpha Bank AE)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Alpha Finance US Corporation:

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation (the Company) (a wholly owned subsidiary of Alpha Bank AE) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2006

ALPHA FINANCE US CORPORATION
(A Wholly Owned Subsidiary of Alpha Bank AE)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	1,104,640
Due from brokers and dealers		99,733
Securities failed to deliver		5,053,592
Due from affiliate		422,853
Property and equipment, net of accumulated depreciation and amortization of $946,65		36,985
Other assets		50,130
Total assets	$	6,767,933
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	232,302
Payables to customers		5,090,431
Total liabilities		5,322,733
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized and 288.42 shares issued and outstanding		3
Paid-in capital		8,652,797
Accumulated deficit		(7,207,600)
Total stockholder's equity		1,445,200
Total liabilities and stockholder's equity	$	6,767,933

See accompanying notes to statement of financial condition.

(1) Organization

Alpha Finance US Corporation (the Company) is a wholly owned subsidiary of Alpha Bank AE (the Parent), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution, and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited, and retail investors, including initial public offerings, private placements, asset management services, American Depositary Receipts, and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek, and other European retail, private, and institutional investors for U.S. securities.

(2) Summary of Significant Accounting Policies

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the improvements.

Amounts due from affiliate and brokers and dealers mainly represent commissions, which are denominated in U.S. dollars.

The Company considers investments in money markets funds and other highly liquid investments with original maturities of up to three months to be cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(3) Related Party Transactions

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. More specifically, the Company executes orders on an agency basis through affiliated companies (broker-dealers) of the Parent in Greece, Cyprus, and Romania. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment (DVP/RVP) basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted periodically. In connection with these activities, due from affiliate includes a balance due from the Parent of $253,856.

The Parent also has committed to the Company that it will continue to financially support the Company and support its business activities.

(Continued)

(4) Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2005, the Company's net capital under the Rule was $935,232, which exceeded the minimum requirement of $250,000 by $685,232.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on DVP/RVP basis.

(5) Income Taxes

The Company provides all income taxes in accordance with the asset and liability method and recognized deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities. Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available carryforwards. At December 31, 2005, net operating loss carryforwards gave rise to a deferred tax asset of $3,255,726, for which a full valuation allowance is provided due to uncertainty of its realization.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

The Company had an outstanding sell transaction for a customer that had not settled as of December 31, 2005. The transaction settled on January 3, 2006.

(Continued)

ALPHA FINANCE US CORPORATION
(A Wholly Owned Subsidiary of Alpha Bank AE)
Notes to Statement of Financial Condition
December 31, 2005

(7) Commitments

The Company entered into a lease for office space, which expires in 2009. Minimum rentals under this lease agreement are as follows:

		Minimum lease obligation
Year ending December 31:		
2006	$	257,276
2007		257,276
2008		257,276
2009		257,276
Total future minimum lease payments	$	1,029,104

(8) Employee Benefits

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100%, from 1% up to a maximum of 6% of an employee's base pay.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Alpha Finance US Corporation:

In planning and performing our audit of the financial statements of Alpha Finance US Corporation (the Company) (a wholly owned subsidiary of Alpha Bank AE) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2006